Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 11, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Orinda Multi-Manager Hedged Equity Fund (S000031753)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of February 25, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 340 to its registration statement.  PEA No. 340 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on January 14, 2011, for the purpose of introducing the Trust’s new series: Orinda Multi-Manager Hedged Equity Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Summary Section

1.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of each fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund).

2.
Staff Comment:  In the “Fees and Expenses of the Fund” section, if applicable, please add language to footnote 2 to the Annual Fund Operating Expenses table that explains the Fund’s ability to recoup waived fees and expenses on a rolling three year period.  Please also supplementally confirm that the Fund’s Operating Expenses Limitation Agreement will be filed as an exhibit to the Trust’s next PEA that relates to the Fund.

Response:  The Trust responds by revising footnote 2 as follows:

“Orinda Asset Management, LLC (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and/or pay Fund expenses (excluding acquired fund fees and expenses (“AFFE”), interest, taxes, interest and dividends ~~expense~~ on securities sold short ~~positions~~ and extraordinary expenses) in order to limit Net Annual Fund Operating Expenses to 2.95%, 3.70% and 2.64% of average daily net assets of the Fund’s Class A, Class C and Class I shares, respectively (the “Expense Cap”).  The Expense Cap ~~limitation~~ will remain in effect through at least June 30, 2012, and may be terminated only by the Trust’s Board of Trustees (the “Board”).  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Cap.”

The Trust also supplementally responds by confirming, as indicated in Item 28(h)(iv) of the Part C to PEA 340, that the Fund’s Operating Expenses Limitation Agreement will be filed as an exhibit to the Trust’s next PEA that relates to the Fund.

3.
Staff Comment: With respect to the “Fees and Expenses of the Fund” section, please confirm whether the estimated “Other Expenses” line item to the Annual Fund Operating Expenses table includes interest and dividend expenses on securities sold short.  If these types of expenses are a component of “Other Expenses,” per Instruction 3(c)(iii) to Item 3 of Form N-1A, please further sub-divide “Other Expenses” to identify interest and dividend expenses on securities sold short as a separate sub-caption.

Response:  The Trust responds by adding a sub-caption to the Annual Fund Operating Expenses table for the Fund’s interest and dividend expenses on securities sold short.  The revised Annual Fund Operating Expenses table and Example are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	2.30%	2.30%	2.30%
Distribution and Service (Rule 12b-1) Fees	0.25%	1.00%	None
Other Expenses (includes Interest and Dividend Expenses on Securities Sold Short and Shareholder Servicing Plan Fee) (1)	1.56%	1.56%	1.50%
Interest and Dividends on Securities Sold Short	0.68%	0.68%	0.68%
Shareholder Servicing Plan Fee	0.13%	0.13%	0.07%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	4.13%	4.88%	3.82%
Less: Fee Waiver and/or Expense Reimbursement(2)	0.48%	0.48%	0.48%
Net Annual Fund Operating Expenses	3.65%	4.40%	3.34%
(1)	Other expenses are based on estimated Fund expenses for the current fiscal year.
(2)
Orinda Asset Management, LLC (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and/or pay Fund expenses (excluding acquired fund fees and expenses (“AFFE”), interest, taxes, interest and dividends on securities sold short and extraordinary expenses) in order to limit the Net Annual Fund Operating Expenses to 2.95%, 3.70% and 2.64% of average daily net assets of the Fund’s Class A, Class C and Class I shares, respectively (the “Expense Cap”).  The Expense Cap will remain in effect through at least June 30, 2012, and may be terminated only by the Trust’s Board of Trustees (the “Board”).  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Cap.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation only in the first year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class A	$849	$1,651
Class C	$542	$1,424
Class I	$337	$1,123

If you did not redeem your Class C shares, you would pay the following expenses:

	1 Year	3 Years
Class C	$441	$1,424

4.
Staff Comment: With respect to the “Principal Investment Strategies of the Fund” section, it is the Staff’s opinion that the first paragraph is akin to marketing materials and should be moved to the Fund’s Item 9 disclosure.  Additionally, the Staff is very uncomfortable with statements regarding the Adviser’s beliefs, which are more philosophical, and which are subject to change.  The Staff believes there is greater liability associated with this type of disclosure and that it is in the best interests of the Trust and the Adviser to remove this language.

Response:  The Trust responds by deleting the paragraph in its entirety from the Item 4 disclosure.

5.
Staff Comment: With respect to the “Principal Investment Strategies of the Fund” section, please revise as necessary to link short sales risk, as disclosed in the “Principal Investment Risks” section, to the Fund’s investment strategies.  Please make conforming revisions to the Fund’s Item 9 disclosure.

Response:  The Trust responds by directing the Staff to paragraph 2 of the Fund’s “Principal Investment Strategies” section which states (emphasis added):

“The Fund will attempt to generate enhanced risk-adjusted returns by allocating its assets among a carefully chosen group of experienced hedged equity managers who will serve as sub-advisers (“Sub-Advisers) to the Fund and who will employ various complementary long/short equity investment strategies.”

Additionally, the Trust also responds by directing the Staff to paragraph 4 of the Fund’s “Principal Investment Strategies” section which states (emphasis added):

“The Sub-Advisers will invest in the securities described above based upon their belief that the securities have a strong appreciation potential (long investing, or actually owning a security) or a potential decline in value (short investing, or borrowing a security from a broker and selling it, with the understanding that it must later be bought back (hopefully at a lower price) and returned to the broker).”

Additionally, Item 9 contains similar disclosure.  Therefore, it is the Trust’s opinion that the above language appropriately discloses that the Fund will be employing short selling strategies as well as the basic mechanics of a short sale.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

6.	Staff Comment: With respect to the “Principal Investment Strategies of the Fund” section:

a)
Please revise as necessary to link “Sector Risk,” as disclosed in the “Principal Investment Risks” section, to the Fund’s investment strategies.  Please make conforming revisions to the Fund’s Item 9 disclosure.

b)
The third paragraph states that “[t]he Fund may invest up to 25% of its net assets in securities purchased on foreign exchanges, which does not include ADRs, EDRs and GDRs . . . “  It is the Staff’s opinion that this statement is misleading because the Fund’s exposure to foreign securities may actually be higher than 25% since ADRs, EDRs and GDRs are not included in the 25% limit.  Please consider revising this disclosure to make it clear that the Fund’s exposure to foreign securities may be greater than 25% of the Fund’s net assets.  Please make conforming revisions to the Fund’s Item 9 disclosure.

c)
There is no mention in the description of the Fund’s investment strategies of the use of derivatives, however, the “Principal Investment Risks” section includes “Derivatives Risk.”  Please confirm whether the Fund intends to use derivatives as part of its principal investment strategies and if so, please revise the “Principal Investment Strategies of the Fund” section accordingly.  Alternatively, please remove “Derivatives Risk” from the “Principal Investment Risks” section.  Please make conforming revisions to the Fund’s Item 9 disclosure.  Additionally, the Staff directs the Trust to the July 30, 2010 letter issued to the Investment Company Institute which expresses the Staff’s request that Funds disclose the specific types of derivatives to be used and the purpose of such use, as well as the attendant risks.

Response:  The Trust responds by confirming that derivatives will be a principal investment strategy of the Fund and by revising the “Principal Investment Strategies” section, with conforming revisions to the Item 9 disclosure, as follows:

“Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities.  The types of equity securities in which the Fund will generally invest include common stocks, preferred stocks, rights, warrants, convertibles, partnership interests, other investment companies, including exchange-traded funds (“ETFs”), and American Depositary Receipts (“ADRs”) and other similar investments, including European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).  The Fund may invest up to 25% of its net assets in securities purchased on foreign exchanges, which does not include ADRs, EDRs and GDRs. There is no limitation on the Fund’s ability to invest in ADRs, EDRs and GDRs and therefore the Fund’s exposure to foreign securities may be greater than 25% of the Fund’s net assets.  The Fund may invest up to 10% of its net assets in foreign securities of issuers located in emerging markets.  The Fund may also invest up to 15% of its net assets in fixed income securities, including sovereign debt, corporate bonds, exchange-traded notes (“ETNs”) and debt issued by the U.S. Government and its agencies.  Such fixed income investments may include high-yield or “junk” bonds and generally range in maturity from 2 to 10 years.  The Fund may invest up to 10% of its net assets in currencies and forward currency contracts and may also invest without limit in the securities of small- and medium-sized issuers.  The Fund may utilize leverage of no more than 10% of the Fund’s total assets as part of the portfolio management process.  From time to time, the Fund may invest a significant portion of its assets in the securities of companies in the same sector of the market.  The Fund may also invest up to 20% of its net assets in derivatives including futures, options, swaps and forward foreign currency contracts.  These instruments may be used to modify or hedge the Fund’s exposure to a particular investment or market related risk, as well as to manage the volatility of the Fund.  Derivative instruments based upon the equity securities described above will be considered equity securities for the purposes of the Fund’s 80% investment restriction.”

7.
With respect to the “Principal Investment Strategies of the Fund” section, please revise the last sentence of the fifth paragraph to conform to the plain English requirements of Rule 421 of the Securities Act of 1933, as amended.

Response:  The Trust responds by revising the sentence as follows:

“Overall portfolio risk controls, managed by the Lead Sub-Adviser, in conjunction with the Adviser, will seek to maintain a moderate beta for the Fund compared to the S&P 500® Index, which, because beta is a measure of volatility, means that the Fund is intended to have less volatility than the S&P 500® Index over a full market cycle.”

8.
With respect to the Item 4 “Principal Investment Risks” section, the Staff notes that “Growth Stock Risk” and “Value Stock Risk” are not included despite being included in the Item 9 disclosure.  Please confirm whether these are principal risks of investing in the Fund and if so, please add them to the Summary Section.  If not, please remove them from the Item 9 disclosure.

Response:  The Trust responds by confirming that these risks are not principal risks of investing in the Fund and by moving them from the “Principal Investment Risks” section of the Item 9 disclosure to a new section of Item 9 titled, “Non-Principal Investment Risks.”

9.	With respect to the “Principal Investment Risks” section, please revise “High-Yield Securities Risk” to include reference to “speculative.” Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the disclosure as follows and by making conforming revisions to the Item 9 disclosure:

“High-Yield Securities Risk.  Fixed income securities that are rated below investment grade (i.e., “junk bonds”) are subject to additional risk factors due to the speculative nature of these securities, such as increased possibility of default liquidation of the security, and changes in value based on public perception of the issuer.”

10.
With respect to the “Management” section, the Staff directs the Trust to Instruction 2 to Item 5(b) of Form N-1A, which states that if more than five persons are jointly and primarily responsible for the day-to-day management of a fund’s portfolio, the fund need only provide information for the five persons with the most significant responsibility for the fund.  The Staff notes that the Trust has disclosed in excess of five persons in this section.  Additionally, please confirm that each of the portfolio managers listed is primarily responsible for the day-to-day management of the Fund.

Response:  The Trust responds by stating that Instruction 2 to Item 5(b) of Form N-1A does not require that only the five persons with the most significant responsibilities be disclosed, rather it allows the Trust the option of only disclosing those five persons with the most significant responsibilities.  With respect to each sub-adviser, each portfolio manager listed is primarily responsible for the day-to-day management of the portion of the Fund to be managed by the sub-adviser.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

11.	With respect to the “Tax Information” section, please revise to include disclosure stating that distributions from tax-deferred arrangements may be taxed upon their withdrawal at a later date.

Response:  The Trust responds by revising the disclosure as follows:

“The Fund’s distributions are taxable and will be taxed as ordinary income or capital gains unless you invest through tax-deferred arrangements that do not use borrowed funds, such as a 401(k) plan or individual retirement account (“IRA”).  Distributions on investments made through tax deferred arrangements may be taxed later upon withdrawal of assets from those accounts.”

Management of the Fund

12.
With respect to the “The Sub-Advisers and Portfolio Managers” section, the Staff notes that the description for SkyView Investment Advisors, LLC states that “Skyview’s senior investment professionals average 25 years investment experience.”  Please revise to indicate SkyView’s investment experience, rather than the investment experience of its investment professionals.  Additionally, please revise the disclosure for Ms. Hilde Hovnanian to identify her professional experience during the period of 2003 – 2007.

Response:  The Trust responds by revising the “The Sub-Advisers and Portfolio Managers” section as follows:

“SkyView Investment Advisors, LLC (“SkyView”), 595 Shrewsbury Avenue, Suite 203, Shrewsbury, NJ 07702, is an SEC registered investment advisory firm specializing in providing alternative investment advisory services and customized multi-manager alternative investment solutions. SkyView was formed in January 2010 and launched its first product, SkyView Long/Short Equity Fund LLC, on January 1, 2010. SkyView’s senior investment professionals average 25 years investment experience.”

*  *  *

“Ms. Hilde Hovnanian, CFA, Partner and Investment Committee Member of SkyView since 2010, is one of the portfolio managers primarily responsible for the day-to-day management of the Fund.  Prior to working at SkyView, Ms. Hovnanian served as a senior investment team member of Riverview Alternative Investment Advisors from 2008 to 2009.  Prior to joining Riverview, Ms. Hovnanian served as a portfolio manager at Pomegranate Capital in New York from 2007 to 2008.  From 2003 to 2007, Ms. Hovnanian conducted classes in Equity Derivatives and Capital Markets at Columbia Business School.  Prior to that, Ms. Hovnanian served as a liaison between the Equity Derivatives department and the Private Wealth Management department at Goldman Sachs from 1999 to 2002.  Prior to Goldman Sachs, Ms. Hovnanian served in the Equity Research division at Credit Suisse First Boston from 1995 to 1998.  Ms. Hovnanian holds a B.A. in Economics and Political Science from Fordham University and an M.B.A. in Finance from Columbia Business School.  Ms. Hovnanian is a CFA charter holder.”

Similarly Managed Account Performance

13.
Please confirm whether each prior related performance chart provided contains all accounts/funds managed by that Sub-Adviser with similar policies, objectives and strategies as its allocated portion of the Fund.  If a performance chart does not contain all such accounts, the performance may not be included in the Prospectus.

Response:  The Trust responds by confirming that each prior related performance chart contains all accounts managed by that Sub-Adviser with similar policies, objectives and strategies as its allocated portion of the Fund.  Accordingly, the first sentence in the third paragraph of the Fund’s “Similarly Managed Account Performance” section is revised as follows:

“The following tables set forth performance data relating to the historical performance of each fund which represents ~~the only~~ all of the accounts and funds managed by each Sub-Adviser for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those employed by each Sub-Adviser in the management of its allocated portion of the Fund.”

14.
The last sentence of the third paragraph states that the method used to calculate each prior related account/fund’s performance differs from the SEC’s standardized method of calculating performance.  Please revise to explain the actual calculation used to determine each prior related account/fund’s performance.

Response:  The Trust responds by revising the last sentence of the third paragraph as follows.  Please note that AlphaOne will not serve as sub-adviser to the Fund and therefore no disclosure will be added regarding its performance calculation.

“The method used to calculate each fund’s performance differs from the Securities and Exchange Commission’s standardized method of calculating performance, and may produce different results.  Performance shown for Aria, GRT and Weatherbie is calculated using the time weighted rate of return methodology.  Performance for OMT is calculated using the Modified Dietz methodology.”

15.
For each performance table, please supplementally confirm that the performance net of expenses includes all appropriate expenses associated with the account/fund.  Additionally, where an account/fund has lower expenses than the Fund, please add disclosure indicating that if the account/fund had the Fund’s expenses, its performance would be lower.

Response:  The Trust supplementally responds by confirming that all account/fund performance shown net of expenses includes all appropriate expenses.  The Trust also responds by adding the following disclosure in those instances where an account/fund’s expenses are lower than the Fund’s expenses:

“The fees and expenses associated with an investment in the fund are generally lower than the fees and expenses (after taking into account the Expense Cap) associated with an investment in the Fund, so that if the fund’s expenses were adjusted for the Fund’s expenses, its performance would have been lower.”

Statement of Additional Information

16.	With respect to the “Investment Restrictions” section, please revise restriction number 7 so that it also relates to non-physical commodities.

Response:  The Trust responds by stating that the second sentence of the disclosure appropriately discloses the Fund’s policy with regard to non-physical commodities by indicating that the Fund may invest in futures contracts and other instruments backed by physical commodities.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust